UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.

(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park

Rosh Ha’ayin, Israel

+ 972 (3) 900-8700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 19, 2026, Enlight Renewable Energy Ltd. (the “Company”) held a meeting with certain investors. An English translation of the investor presentation used at the meeting is attached hereto as Exhibit 99.1.

Incorporation by Reference

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1*	Investor Presentation

* Unofficial English translation from Hebrew original.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: May 19, 2026	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel

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